[Jones Day Letterhead]

JP004105 992193-600001	July 12, 2016

BY EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel

Re:	CSW Industrials, Inc.
Definitive Proxy Statement on Schedule 14A
Filed on July 6, 2016
File No. 001-37454

Ladies and Gentlemen:

On behalf of our client, CSW Industrials, Inc. (the “Company”), this letter is being submitted in response to a comment received in a telephone call with the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s definitive proxy statement filed with respect to the Company’s 2016 annual stockholders meeting. In that discussion, the Staff requested that the Company explain the basis on which the Company concluded that it was not required to file a preliminary proxy statement pursuant to Rule 14a-6(a).

Background

The Company became a reporting company upon the effectiveness of a Registration Statement on Form 10 that was filed in connection with the distribution by its former parent, Capital Southwest Corporation, of all outstanding shares of the Company to the shareholders of Capital Southwest Corporation.

The Board of Directors of the Company (the “Board”) is currently comprised of five members. The Board is classified into three classes. At the Company’s 2016 annual meeting of stockholders, one director will be elected. The Board nominated Michael R. Gambrell for re-election to serve a term that will expire at the Company’s annual meeting in 2019. The Company’s certificate of incorporation provides for plurality voting in the election of directors.

July 12, 2016

On April 26, 2016, the Company issued a press release announcing that its annual meeting of stockholders would be held on August 8, 2016.

On May 10, 2016, Newtyn Partners, LP (“NP”) and certain related parties (collectively “Newtyn”) and Yevgeny Neginsky jointly filed a Schedule 13D. In the Schedule 13D, the reporting persons stated: “On May 10, 2016, NP delivered a letter to the [Company] nominating Mr. Neginsky (the “Nominee”) for election to the Board at the [Company’s] 2016 Annual Meeting.” Newton did not disclose any intent to solicit proxies under Item 4 of its Schedule 13D. To the contrary, it stated the following: “The Reporting Persons intend to inform the Board that they are willing to discuss Mr. Neginsky’s nomination in furtherance of reaching a mutual agreeable resolution.” To the Company’s knowledge, NP has never publicly disclosed that it intends to solicit proxies in connection with the Company’s annual meeting.

Also on May 10, 2016, the Company received a letter from NP, giving notice of its nomination of Mr. Neginsky for election to the Board at the Company’s 2016 annual stockholders meeting (the “Nomination Letter”). In that letter, NP stated that it intends to solicit proxies in support of Mr. Neginsky’s election, but reserved the right to withdraw the nomination.

Prior to filing the Schedule 13D and delivery of the Nomination Letter, on May 5, 2016, Mr. Eli Samaha, a partner and Head of Research of Newtyn Management LLC, sent an email to the CEO of the Company advising that the Schedule 13D would be filed and stating: “While we hope that the company concludes that they will add Yev as an additional member to the board, we intend to preserve our rights to nominate him for election. We hope that any further action on our part proves unnecessary.”

Following the filing of the Schedule 13D by Newtyn and receipt of the Nomination Letter, the Company undertook to research background information regarding Newtyn. Based on publicly available information, the Company believes that since its formation in 2011, Newtyn has never conducted a proxy solicitation nor has it ever submitted a shareholder proposal or, for that matter, previously filed a Schedule 13D.

Subsequent to May 10, 2016, members of the Company’s Board (including the Company’s CEO) had discussions and other communications with representatives of NP and with Mr. Neginsky, including those described in the following three paragraphs.

On May 26, 2016, the Company’s CEO and two independent directors of the Company met with Mr. Neginsky. In that meeting, Mr. Neginsky stated that he did not sign up for a fight and had no interest in going head-to-head with Mr. Gambrell.

On June 3, 2016, in an email exchange between the Company’s CEO and Mr. Samaha, Mr. Samaha wrote: “As I mentioned, we have no desire for this to be a contest between Mr. Gambrell and shareholder representation. The preferred outcome is Mr. Gambrell and shareholder representation.” [emphasis in the original]

July 12, 2016

Between June 3 and June 14, 2016, the Company’s CEO and Mr. Samaha had a series of telephone conversations discussing the Company’s intent to expand the Board and potential director candidates. The last conversation on June 14, 2016, consisted of the Company’s CEO advising Newtyn that the Board is supportive of shareholder representation on the Board, but did not intend to appoint Mr. Neginsky due to his lack of relevant experience.

There was no further contact between the Company and Newtyn or Mr. Neginsky from June 14, 2016 to July 6, 2016, the date the Company filed its definitive proxy statement and commenced mailing. Nor did Newtyn publicly take any affirmative steps to initiate a solicitation in opposition.

The Company’s definitive proxy statement does not comment on or otherwise refer to any solicitation in opposition by Newtyn based on the Company’s belief that no solicitation in opposition existed at that time. To the contrary, all interactions up to that time convinced the Company that Newtyn’s intention was to use the threat of a solicitation to seek to pressure the Company to expand the Board and add Mr. Neginsky as an additional member.

Relevant Authority

Exchange Act Rule 14a-6. Rule 14a-6(a) requires registrants to file a definitive proxy statement, rather than a preliminary proxy statement, with the Commission if the solicitation relates to a meeting of security holders at which the only matters to be acted on are the election of directors and certain other enumerated non-routine actions, with the exception of those cases in which the registrant comments upon or refers to a solicitation in opposition in connection with the meeting.

Note 3 to Rule 14a-6 states that a solicitation in opposition includes any solicitation opposing a proposal supported by the registrant or any solicitation supporting a proposal that the registrant does not expressly support.

A “solicitation” is defined in Rule 14a-1 as:

(a)	Any request for a proxy whether or not accompanied by or included in a form of proxy;

(b)	Any request to execute or not to execute, or to revoke, a proxy; or

July 12, 2016

(c)	The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

2001 Telephone Interpretation. Interpretation I.G.2. in the July 2001 Third Supplement to the Staff’s Manual of Publicly Available Telephone Interpretations expresses the view that a registrant may not avoid the filing of a preliminary proxy by simply not referring to a solicitation in opposition in its proxy statement based on the following reasoning:

Rule 14a-9 prohibits a registrant from omitting a material fact from its proxy statement at the time of the solicitation. The staff believes that it is inconsistent with this provision of Rule 14a-9 when the initial definitive proxy statement does not disclose the existence of a solicitation in opposition when the registrant knows, or reasonably should know, of a solicitation in opposition. The staff believes the existence of alternative nominees is material to security holders’ voting decisions. [emphasis added]

As noted in Rabbani v. Enzo Biochem, Inc., 682 F.Supp.2d 400 (S.D.N.Y 2010)), the exclusion contained in Rule 14a-6(a) and the guidance contained in Interpretation I.G.2 are both predicated on the existence of a solicitation in opposition. In the current case, as in the Rabbani decision, the Nomination Letter, without more and in light of the surrounding circumstances, does not constitute a solicitation in opposition. Rabbani at 410 (“[T]he Nomination Letter did not constitute a “solicitation”… [It] was directed at [the registrant], not at its shareholders. It was not a request for a proxy, to execute or revoke a proxy, or to furnish a form of proxy.”). Therefore, there was no solicitation in opposition for the Company to address in the proxy statement and no consequent duty for the Company under Rule 14a-6(a) to file a preliminary proxy statement.

Rule 14a-9. As noted in Interpretation I.G.2, Rule 14a-9 prohibits any solicitation to be made by means of a proxy statement that, at the time of the solicitation and in light of the circumstances under with it is made, omits to state any material fact necessary in order to make the statements therein not false or misleading. An omitted fact is material if there is a substantial likelihood that a reasonable stockholder would have considered it important in deciding how to vote. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976).

Given the totality of the circumstances referenced herein, the Company concluded that the Nomination Letter was not material to a reasonable investor in deciding how to vote, and further that the inclusion would only result in unnecessary confusion absent the initiation of a solicitation in opposition.

July 12, 2016

Schedule 13D. Under Item 4 of Schedule 13D, a reporting person is required to state why the reporting person acquired the securities of the issuer. Further, a reporting person is required to disclose “plans or proposals . . . which relate to or would result in . . . (d) [a]ny change in the present board of directors or management of the issuer. . . .” In the instant case, one may ask whether the reporting persons were obligated under the circumstances to express a good faith intention to proceed with a solicitation in opposition, or if they were unable to make that attestation, to so disclose. Further, Rule 13d-2 requires that the reporting person “promptly” amend its Schedule 13D in the event of any material change in the reporting persons plans or proposals.

Conclusion

Based on the foregoing, the Company believes it had a reasonable basis to conclude at the date it filed its definitive proxy statement, that there was no solicitation in opposition requiring disclosure in the Company’s proxy statement. As a consequence, the Company was not required to file a preliminary proxy statement pursuant to Rule 14a-6(a). Further, under the current circumstances, the Company believes that the Nomination Letter was not a material fact requiring disclosure in the proxy statement pursuant to Rule 14a-9.

On July 11, 2016, Newtyn filed a preliminary proxy statement to initiate a solicitation in opposition. The Company will file supplemental proxy materials addressing that matter.

Should you have any further questions, please contact me at 214.969.3766 (jeobannon@jonesday.com) or in my absence, Scott Cohen at 214.969.5060 (scohen@jonesday.com).

Very truly yours,

/s/ James E. O’Bannon

James E. O’Bannon

cc:	Luke Alverson, CSW Industrials, Inc.

Scott Cohen, Jones Day

Justin Reinus, Jones Day